November 15, 2023

Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Arthur Sandel and Jason Weidberg

Re:	Consumers Energy Company
Consumers 2023 Securitization Funding LLC
Registration Statement on
Form SF-1 (File Nos. 333-274648 and 333-274648-01)

Dear Mr. Sandel and Mr. Weidberg:

In connection with the proposed offering of the securities under the above-captioned Registration Statement on Form SF-1 (the “Registration Statement”), the undersigned wishes to advise you that it, as representative of the underwriters, hereby joins with Consumers Energy Company’s and Consumers 2023 Securitization Funding LLC’s request that the effective date of the Registration Statement be accelerated so that the same will become effective on November 17, 2023 at 9:00 a.m. Eastern time, or as soon as practicable thereafter.

Pursuant to Rule 460 under the Securities Act of 1933, the undersigned, as representative of the several underwriters, wishes to advise you that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of securities, as many copies of the preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

Information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:

(i)	Date of the Preliminary Prospectus: November 13, 2023

(ii)	Anticipated dates of distribution: November 29, 2023 to December 12, 2023

The undersigned, as representative of the several underwriters, will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

Citigroup Global Markets Inc.

By:	/s/ Steffen Lunde
Name:	Steffen Lunde
Title:	Director

On behalf of each of the Underwriters